UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Information Services Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45675Y104

(CUSIP Number)

December 1, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45675Y104	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS LLR Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,306,418
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,306,418
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,306,418
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 5.49%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 41,988,875 shares of the Issuer’s common stock issued and outstanding as of December 1, 2016, as reported in the Issuer’s public filings filed with the Securities Exchange Commission (the “SEC”).

CUSIP No. 45675Y104	SCHEDULE 13G	Page 3 of 8 Pages

1	LLR Equity Partners Parallel III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 101,873
	6	SHARED VOTING POWER* 0
	7	SOLE DISPOSITIVE POWER 101,873
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 0.24%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 41,988,875 shares of the Issuer’s common stock issued and outstanding as of December 1, 2016, as reported in the Issuer’s public filings filed with the SEC.

CUSIP No. 45675Y104	SCHEDULE 13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

Information Services Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

Item 2(a)	Name of Person Filing:

LLR Equity Partners III, L.P.
LLR Equity Partners Parallel III, L.P.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104.

Item 2(c)	Citizenship:

LLR Equity Partners III, L.P. – Delaware
LLR Equity Partners Parallel III, L.P. – Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

45675Y104

Item 3	Not applicable.

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

LLR Equity Partners III, L.P. – 2,306,418

LLR Equity Partners Parallel III, L.P. – 101,873

(b)	Percent of class:

LLR Equity Partners III, L.P. – 5.49%

LLR Equity Partners Parallel III, L.P. – 0.24%

CUSIP No. 45675Y104	SCHEDULE 13G	Page 5 of 8 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

LLR Equity Partners III, L.P. – 2,306,418

LLR Equity Partners Parallel III, L.P. – 101,873

(ii)	Shared power to vote or to direct the vote

LLR Equity Partners III, L.P. – 0

LLR Equity Partners Parallel III, L.P. – 0

(iii)	Sole power to dispose or to direct the disposition of

LLR Equity Partners III, L.P. – 2,306,418

LLR Equity Partners Parallel III, L.P. – 101,873

(iv)	Shared power to dispose or to direct the disposition of

LLR Equity Partners III, L.P. – 0

LLR Equity Partners Parallel III, L.P. – 0

LLR Capital III, L.P. (the “General Partner”) is the general partner of each of LLR Equity Partners III, L.P. and LLR Equity Partners Parallel III, L.P. (collectively, the “LLR Filers”). LLR Capital III, LLC (the “Ultimate GP”) is the general partner of LLR Capital III, L.P.

1,137,280 shares of the 2,306,418 shares of Issuer’s common stock owned by LLR Equity Partners III, L.P. and 50,233 shares of the 101,873 of Issuer’s common stock owned by LLR Equity Partners Parallel III, L.P. are held by an escrow agent to secure post-closing obligations of the reporting persons under the merger agreement pursuant to which the Issuer acquired Alsbridge Holdings, Inc., as described in the Issuer’s Form 8-K dated December 1, 2016.

All investment and voting decisions with respect to the reporting persons’ securities are made by a committee of three or more members of the Ultimate GP, for which decisions concerning voting and disposition of the shares of the Issuer’s stock are made by a majority vote. As a result of its role as the general partner of the General Partner, the Ultimate GP may, and as a result of its role as the general partner of the LLR Filers, the General Partner may, be deemed to be the beneficial owners of 2,408,291 shares or 5.74% of the shares outstanding of Issuer Common Stock held by the LLR Filers. However, the General Partner and the Ultimate GP disclaim any beneficial ownership associated with such rights. The General Partner is a relying adviser of LLR Management, L.P., an investment adviser registered with the SEC.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP No. 45675Y104	SCHEDULE 13G	Page 6 of 8 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45675Y104	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016
LLR EQUITY PARTNERS III, L.P.

By: LLR Capital III, L.P., its general partner

By: LLR Capital III, LLC, its general partner

/s/ Howard D. Ross
	Name:	Howard D. Ross
	Title:	Member

LLR EQUITY PARTNERS PARALLEL III, L.P.

By: LLR Capital III, L.P., its general partner

By: LLR Capital III, LLC, its general partner

/s/ Howard D. Ross
	Name:	Howard D. Ross
	Title:	Member

CUSIP No. 45675Y104	SCHEDULE 13G	Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of December 19, 2016, is by and among LLR Equity Partners III, L.P. and LLR Equity Partners Parallel III, L.P. (the “LLR Filers”).

Each of the LLR Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Information Services Group, Inc. beneficially owned by it from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the LLR Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the LLR Filers, and for the completeness and accuracy of the information concerning itself contained therein. Each of the LLR Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the LLR Filers upon one week’s prior written notice or such lesser period of notice as the LLR Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: December 19, 2016

LLR EQUITY PARTNERS III, L.P. By: LLR Capital III, L.P., its general partner By: LLR Capital III, LLC, its general partner

/s/ Howard D. Ross
Name: Howard D. Ross
Title: Member

LLR EQUITY PARTNERS PARALLEL III, L.P. By: LLR Capital III, L.P., its general partner By: LLR Capital III, LLC, its general partner

/s/ Howard D. Ross
Name: Howard D. Ross
Title: Member